EXHIBIT 99.1

Former U.S. Congressman to Join Anfield Board

VANCOUVER, British Columbia, Sept. 23, 2025 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to announce that the Honourable Jeff Duncan, former U.S. House Representative of South Carolina, has agreed to join Anfield’s Board as a Director. Mr. Duncan is a graduate of Clemson University and served as Representative of South Carolina’s 3rd District from 2010 until his retirement in 2024. A critical achievement during his tenure in the House was the passage of the Advance Act, aimed at fostering a nuclear renaissance in the U.S.

During his tenure in the U.S. House of Representatives, Mr. Duncan served as a key member of the following Committees:

  Energy and Commerce;
  Natural Resources;
  Homeland Security; and
  Foreign Affairs.

Mr. Duncan also served as Chairman of the following Sub-Committees:

  Energy, Climate and Grid Security;
  Oversight and Management Efficiency; and
  Western Hemisphere.

Mr. Duncan also served with distinction on several other Sub-Committees, including: the Energy and Commerce Sub-Committee on Innovation, Data and Commerce; the Sub-Committee on Oversight and Investigations; the Sub-Committee on Environment; and the Sub-Committee on Telecommunications.

Prior to joining the U.S. House of Representatives, Mr. Duncan served in the South Carolina General Assembly from 2002 until 2010. Between 2007 and 2009 Mr. Duncan served as the Chairman of the House Agriculture, Natural Resources and Environmental Affairs Committee where he played a crucial role in shaping policies which balanced development with environmental stewardship. His involvement in strategic energy planning included serving on the U.S. Department of the Interior’s Outer Continental Shelf five-year Planning Sub-Committee and the state’s Natural Gas Offshore Drilling Study Committee.

Corey Dias, Chief Executive Officer of Anfield stated, “We are delighted that Jeff has agreed to join Anfield’s Board of Directors. His extensive Congressional experience, relationships and important – and highly relevant – Committee work dovetails very closely with not only the government’s robust energy policy pursuits but also Anfield’s interest in contributing to the domestic energy renaissance. Moreover, Jeff’s knowledge regarding both the workings of Congress and the various government departments tasked with bringing the Administration’s energy goals to fruition provides the Company with insight on government policies, plans and requirements for meeting these goals and how best to align Anfield’s production plans.”

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSX-Venture Exchange (AEC-V) and the Frankfurt Stock Exchange (0AD).

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

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EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED HEREIN, MATTERS DISCUSSED IN THIS NEWS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS THAT ARE PRECEDED BY, FOLLOWED BY, OR THAT INCLUDE SUCH WORDS AS “ESTIMATE,” “ANTICIPATE,” “BELIEVE,” “PLAN” OR “EXPECT” OR SIMILAR STATEMENTS ARE FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES FOR THE COMPANY INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH MINERAL EXPLORATION AND FUNDING AS WELL AS THE RISKS SHOWN IN THE COMPANY’S MOST RECENT ANNUAL AND QUARTERLY REPORTS AND FROM TIME-TO-TIME IN OTHER PUBLICLY AVAILABLE INFORMATION REGARDING THE COMPANY. OTHER RISKS INCLUDE RISKS ASSOCIATED FUTURE CAPITAL REQUIREMENTS AND THE COMPANY’S ABILITY AND LEVEL OF SUPPORT FOR ITS EXPLORATION AND DEVELOPMENT ACTIVITIES, FAILURE TO MEET THE NASDAQ LISTING REQUIREMENTS, FAILURE TO OBTAIN EFFECTIVENESS OF THE REGISTRATION STATEMENT ON FORM 20-F FILED WITH THE SEC, AND THE COMPANY’S NASDAQ LISTING BEING UNSUCCESSFUL.. THERE CAN BE NO ASSURANCE THAT THE COMPANY’S EXPLORATION EFFORTS WILL SUCCEED OR THE COMPANY WILL ULTIMATELY ACHIEVE COMMERCIAL SUCCESS. THESE FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS NEWS RELEASE, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS, OR TO UPDATE THE REASONS WHY ACTUAL RESULTS COULD DIFFER FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE BELIEFS, PLANS, EXPECTATIONS AND INTENTIONS CONTAINED IN THIS NEWS RELEASE ARE REASONABLE, THERE CAN BE NO ASSURANCE THOSE BELIEFS, PLANS, EXPECTATIONS OR INTENTIONS WILL PROVE TO BE ACCURATE. INVESTORS SHOULD CONSIDER ALL OF THE INFORMATION SET FORTH HEREIN AND SHOULD ALSO REFER TO THE RISK FACTORS DISCLOSED IN THE COMPANY’S PERIODIC REPORTS FILED FROM TIME-TO-TIME.

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